August 13, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Bret Johnson

Re:	Lexon Technologies Inc.
Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the period ended March 31, 2009

Dear Mr. Johnson:

This is in response to your letter of July 23, 2009 concerning the Annual Report on Form 10-K for the year ended December 31, 2008 of Lexon Technologies, Inc.

For ease of reference, the numbers of the following paragraphs correspond to the numbers of the paragraphs of the staff’s letter.

Form 10-K for year ending December 31, 2008

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. Page 5

Question 1.
We note that you engaged Choi, Kim & Park LLP as your principal accountants on April 24, 2009, and their audit report is dated May 1, 2009. Please provide the following information regarding the timing of their audit engagement.

When the audit fieldwork was conducted, including the planning stage,
How many hours were expended in total and by what level of personnel (i.e, staff, supervisory and partner) within the accounting firm,
When discussions were held with your audit committee,
Whether cash and debt confirmations were sent, and
How the auditors got comfortable auditing the discontinued operations adjustment related to the prior period

In summary, please help us understand how your auditors conducted an audit in accordance with the Standards of the PCAOB within one week of engagement.

We had contacted Choi, Kim & Park LLP (“CKP”) two weeks prior to the formal engagement with CKP. On April 10, 2009, we and CKP orally agreed to engage in audit for the financial statements ended December 31, 2008. CKP has performed client acceptance procedure since the oral agreement and both parties signed the engagement letter on April 22, 2009. Audit planning and other preliminary procedures had been performed following the oral agreement and actual audit field work began on April 23, 2009 for other audit procedures.

The partner, manager, in-charge senior, and one staff were involved in the engagement. Approximately 200 aggregate hours were spent in performing planning, field work, and completion of the engagement. Discussion with board of director of Lexon Technologies, Inc (“the Company”) were held on April 22, 2009 and May 4, 2009. Cash and debt confirmation letters were sent prior to fieldwork and received during and subsequent to field work. Alternative procedures were performed for unreturned confirmation. During CKP’s work, it was noted that the operations of Lexon Semiconductor Corporation, the majority owned subsidiary, had ceased and that its activities should be presented as discontinued operations. The Company provided to CKP the business suspension certification issued by Korea National Tax Service.

Item 9A. Controls and Procedures, page 5

Management’s Report on Internal Control Over Financial Reporting, page 6

Question 2.
Please revise future filings to disclose the framework or criteria used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting as required by Item 308 (a)(2) of Regulation S-K.

We will incorporate your comments in our future filings.

Item 14. Principal Accountant Fees and Services, page 10

Question 3.
We note that the fees paid to Choi, Kim & Park LLP for the audit of your 2008 financial statements were about 33% less than the amount you paid to Kim and Lee Corporation for their review of the 2008 quarterly reports only. Please explain this apparent disparity in fees.

We paid Kim and Lee aggregate fees of $30,000 for the year ended December 31, 2008 for professional services rendered for the review of financial statements included in our quarterly reports 10-QSB and the audit of financial statements included in 10-KSB for the year ended December 31, 2007. We paid to CKP $20,000 for the audit of our annual financial statements included in 10-K for the year ended December 31, 2008. Audit fees for Kim and Lee was for audit and three quarterly review services, but audit fees for CKP was for only audit service. If there are any confusion regarding audit fees we will revise the wording in our future filing.

Exhibit 31

Question 4.	Please revise the Section 302 certifications in your future filings so as to conform the wording exactly to Item 601(31) of Regulation S-K as follows.

Delete the extra wording in the sentence proceeding item 1 to conform with your presentation in the Form 10-q for the period ended March 31, 2009.
Specify the applicable report in item 1 (10-K/A, 10-Q, etc.) and identify the name of the registrant (…of Lexon Technologies, Inc.).
Replace “Company” with “registrant”.
If you continue to omit the phrase “The registrant’s other certifying officer(s) and I” ensure that the related verbs and pronouns are in the singular form.

We will incorporate your comments in our future filings.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 4. Controls and Procedures, page 5

Question 5.

Please confirm to us, if true, and revise future filings to clarify that your assessment of disclosure controls and procedures is as of the end of the period covered by the report rather than within 90 days as required by Item 307 of Regulation S-K.

We will incorporate your comments in our future filings.

If you have any questions or concerns related to any of these items please let us know.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (949) 752- 7700 with any questions regarding this letter.

Very truly yours,

/s/ Hyung Soon Lee
Hyung Soon Lee, President
Lexon Technologies, Inc.